Filed Pursuant To Rule 424(B)(3) Registration No. 333-112169

SUPPLEMENT NO. 18 DATED JANUARY 12, 2006

TO PROSPECTUS DATED APRIL 23, 2004

APPLE REIT SIX, INC.

The following information supplements the prospectus of Apple REIT Six, Inc. dated April 23, 2004 and is part of the prospectus. This Supplement updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplement No. 7 (which was cumulative and replaced all prior Supplements), Supplement No. 8, Supplement No. 14 (which was cumulative and replaced Supplements No. 9 through 13), Supplement Nos. 15 through 17, and this Supplement No. 18.

Status of the Offering	S – 3
Recent Developments	S – 3
Acquisitions and Related Matters	S – 4
Summary of Contracts	S – 5
Our Properties	S – 6

The prospectus, and each supplement, contains forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriot,” “Fairfield Inn,” “TownePlace Suites,” “Springhill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Six, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Six, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Six, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Six, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Six, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Six, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on April 29, 2004. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of December 28, 2005, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	77,450,289	851,953,185	766,757,878

Total	82,212,194	$901,953,185	$811,757,878

RECENT DEVELOPMENTS

On December 17, 2005, one of our wholly-owned subsidiaries closed on the purchase of a total of four hotels in Oregon and Washington. The aggregate gross purchase price for these hotels was $77,500,000. The purchase contract remains in effect with regard to two other hotels, although there can be no assurance at this time that the remaining closings will occur under this contract.

On December 20, 2005, one of our wholly-owned subsidiaries closed on the purchase of a hotel in Fredericksburg, Virginia. The gross purchase price for this hotel was $16,600,000.

The total gross purchase price for these purchases, which resulted in our ownership of five additional hotels, was funded by a short-term bridge loan, although we have since received sufficient proceeds from our ongoing offering of units to repay the loan in full by its maturity date in March 2006. We also used the proceeds of our ongoing offering to pay $1,882,000, representing 2% of the total gross purchase price for the recent purchases, as a commission to Apple Six Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of our recent purchases, we currently own a total of 62 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Overview of Recent Purchases

Our recent purchases, through our subsidiaries, have resulted in our indirect ownership of five additional hotels. Each hotel has been leased to another one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the lessee and the applicable manager. For simplicity, the manager will be referred to below as the “manager.”

The hotel lease agreements and management agreements are among the contracts described in the next section. The table below specifies the franchises, hotel owners, lessees and managers for our recent purchases (with additional hotel information provided in a following section):

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager (b)
Hillsboro, Oregon	TownePlace Suites	Apple Six Hospitality Ownership, Inc.	Apple Six Hospitality Management, Inc	Inn Ventures, Inc.
Kent, Washington	TownePlace Suites	Apple Six Hospitality Ownership, Inc.	Apple Six Hospitality Management, Inc.	Inn Ventures, Inc.
Mukilteo, Washington	TownePlace Suites	Apple Six Hospitality Ownership, Inc.	Apple Six Hospitality Management, Inc	Inn Ventures, Inc.
Portland, Oregon	Residence Inn	Apple Six Hospitality Ownership, Inc.	Apple Six Hospitality Management, Inc.	Inn Ventures, Inc.
Fredericksburg, Virginia	Hilton Garden Inn	Apple Six Hospitality Ownership, Inc.	Apple Six Hospitality Management, Inc	Hilton Hotels Corporation

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(b)	The hotels listed (except the hotel in Virginia) were purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the sellers or the managers, except for the relationship resulting from our purchases, the management agreements, the pending purchase contracts and any related documents.

SUMMARY OF CONTRACTS

Hotel Lease Agreements

Each of the recently purchased hotels is covered by a separate hotel lease agreement between our wholly-owned purchasing subsidiary and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. Each lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The annual base rents and lease commencement dates for the hotels are shown below:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Hillsboro, Oregon	TownePlace Suites	$1,031,790	December 17, 2005
Kent, Washington	TownePlace Suites	1,083,692	December 17, 2005
Mukilteo, Washington	TownePlace Suites	1,080,532	December 17, 2005
Portland, Oregon	Residence Inn	3,155,379	December 17, 2005
Fredericksburg, Virginia	Hilton Garden Inn	1,467,605	December 20, 2005

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of the recently purchased hotels is being managed by the manager under separate management agreements between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotels and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

With respect to the hotel franchised by Hilton Hotels Corporation or one of its affiliates (located in Fredericksburg, Virginia), there is a franchise license agreement between the franchisor and the applicable lessee (as specified in the previous section). Apple Six Hospitality Ownership, Inc. (our wholly-owned subsidiary) has entered into a guarantee in which it has guaranteed the payment and performance of the lessee under the franchise license agreement.

With respect to each of the other recently purchased hotels, there is a relicensing franchise agreement between our wholly-owned subsidiary that is serving as the lessee of the hotel and Marriott International, Inc., or one of its affiliates. In addition, we have caused our wholly-owned subsidiary, Apple Six Hospitality, Inc., to provide a separate guaranty of the payment and performance of the lessee under the relicensing franchise agreements.

Owner Agreements

With respect to each hotel covered by a relicensing franchise agreement, there is a separate owner agreement between the applicable franchisor, owner and lessee. The owner agreement generally provides that the owner (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the related relicensing franchise agreement for the hotel; and (b) perform the obligations of the lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under such agreement.

OUR PROPERTIES

Our hotels, including our recently purchased hotels, offer guest rooms and suites, together with related amenities, that are consistent with their operation as extended-stay, select service or full service hotels. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their respective markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotels are adequately covered by insurance. The following tables present further information about the recently purchased hotels.

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Current:

Hillsboro, Oregon	TownePlace Suites	136	$11,500,000	$79-139	$9,419,700
Kent, Washington	TownePlace Suites	152	12,000,000	79-129	10,245,600
Mukilteo, Washington	TownePlace Suites	128	12,000,000	85-129	10,565,000
Portland, Oregon	Residence Inn	258	42,000,000	119-189	37,714,300
Fredericksburg, Virginia	Hilton Garden Inn	148	16,600,000	89-99	14,843,800

	Total	822	$94,100,000		$82,788,400

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate and frequent customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of each hotel.

(Remainder of Page Is Intentionally Blank)

Table 2. Operating Information (a)

PART A		Avg. Daily Occupancy Rates (%)
Hotel	Franchise	2001	2002	2003	2004	2005
Current:

Hillsboro, Oregon	TownePlace Suites	68%	76%	72%	74%	80%
Kent, Washington	TownePlace Suites	65%	60%	66%	71%	81%
Mukilteo, Washington	TownePlace Suites	61%	68%	62%	80%	90%
Portland, Oregon	Residence Inn	52%	69%	72%	80%	83%
Fredericksburg, Virginia	Hilton Garden Inn	—	—	—	—	—

PART B		Revenue per Available Room/Suite ($)
Hotel	Franchise	2001	2002	2003	2004	2005
Current:

Hillsboro, Oregon	TownePlace Suites	$52	$51	$48	$49	$60
Kent, Washington	TownePlace Suites	48	42	41	47	60
Mukilteo, Washington	TownePlace Suites	41	43	39	52	67
Portland, Oregon	Residence Inn	49	59	62	71	84
Fredericksburg, Virginia	Hilton Garden Inn	—	—	—	—	—

Note for Table 2:

(a)	Operating information is presented for the last five years. Results of operations for those periods before the effective date of our ownership were provided by the applicable seller or manager for such periods. The hotel in Fredericksburg, Virginia was the result of new construction.

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year		Real Property Tax Rate (c)	Real Property Tax

Current:

Hillsboro, Oregon	TownePlace Suites	2005	(b)	1.4852%	$72,176
Kent, Washington	TownePlace Suites	2005	(a)	12.1041%	87,150
Mukilteo, Washington	TownePlace Suites	2005	(a)	11.4502%	53,506
Portland, Oregon	Residence Inn	2005	(b)	1.9206%	293,883
Fredericksburg, Virginia	Hilton Garden Inn	2005	(b)	2.0700%	(d)

Notes for Table 3:

(a)	Represents calendar year.
(b)	Represents fiscal year.
(c)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).
(d)	The hotel began operations within the last 12 months and the local taxing authority has not assessed this property.